WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.



            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                                FORM 10-Q

X          QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 27, 1997

                      Commission File Number 0-5680

                            BURKE MILLS, INC.
         (Exact name of registrant as specified in its charter)

             NORTH CAROLINA                       56-0506342
     (State or other jurisdiction of           (I.R.S. Employer
      incorporation or organization)          Identification No.)

             191 Sterling Street, N.W.
              Valdese, North Carolina                28690
     (Address of principal executive offices)     (Zip Code)

                             (704) 874-6341
           (Registrant's telephone number, including area code)


                               No Changes


         (Former name, former address and former fiscal year, if
                       changed since last report)


          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
     Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements
     for the past 90 days.    Yes   X      No _____

                  APPLICABLE ONLY TO CORPORATE ISSUERS

          Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.
     As of November 3, 1997, there were outstanding 2,741,168 shares of the issuer's only class of common stock.



                              BURKE MILLS, INC.

                                  INDEX


PART  1 - FINANCIAL INFORMATION                              Page Number

          Item 1 - Financial Statements

           Condensed Balance Sheets
                September 27, 1997 and December 28, 1996            3

           Condensed Statements of Operations and
                Retained Earnings
              Thirteen Weeks Ended September 27, 1997
                and September 28, 1996
              Thirty-nine Weeks Ended September 27, 1997
                and September 28, 1996                              4

           Statements of Cash Flows
              Thirty-nine Weeks Ended September 27, 1997
                 and September 28, 1996                             5

           Notes to Condensed Financial Statements                  6

          Item 2 - Management's Discussion and Analysis
                   of Financial Condition and Results of
                   Operations                                      12



Part II - OTHER INFORMATION

          Item 6 - Exhibits and Reports on Form 8-K                17
          Item 6(a)- Exhibit 27 - Financial Data Schedule          18

          SIGNATURES                                               19


                     PART I - FINANCIAL INFORMATION

                            BURKE MILLS, INC.

                        CONDENSED BALANCE SHEETS

                                           September 27,  December 28,
                                                1997        1996
                                            (Unaudited)  ( Note A)
                                            ------------ -----------
ASSETS

Current Assets
     Cash and cash equivalents               $ 3,394,230 $ 2,157,428
     Accounts receivable                       3,797,584   3,198,211
     Inventories                               3,256,982   3,450,805
     Prepaid expenses and other current
       assets                                    103,558      94,028
     Prepaid and refundable income taxes         120,000     129,340
     Deferred income taxes                       708,769     874,810
                                            ------------ -----------
          Total Current Assets                11,381,123   9,904,622
                                            ------------ -----------

Property, Plant and Equipment - at cost       26,958,134  26,194,241
  Less:  Accumulated depreciation             14,708,266  13,550,436
                                            ------------ -----------
Property, Plant and Equipment - Net           12,249,868  12,643,805
                                            ------------ -----------

Other Assets
     Investment & Advances to Affiliate          157,493       5,993
     Deferred Expenses                           145,772          --
                                            ------------ -----------
          Total Other Assets                     303,265       5,993
                                            ------------ -----------
                                             $23,934,256 $22,554,420
                                            ============ ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt       $   500,000 $        --
  Accounts payable                             1,930,624   1,436,054
  Accrued salaries, wages and vacation pay       213,919     129,952
  Other liabilities and accrued expenses         228,731     171,640
                                            ------------ -----------
       Total Current Liabilities               2,873,274   1,737,646

Long-term Debt                                 5,500,000   6,000,000

Deferred Income Taxes                          2,193,303   2,003,300
                                            ------------ -----------
          Total Liabilities                   10,566,577   9,740,946
                                            ------------ -----------

Shareholders' Equity
  Common stock, no par value
     (stated value, $.66)
   Authorized - 5,000,000 shares
   Issued and outstanding -
          2,741,168 shares                     1,809,171   1,809,171
     Paid-in capital                           3,111,349   3,111,349
     Retained earnings                         8,447,159   7,892,954
                                            ------------ -----------
          Total Shareholders' Equity          13,367,679  12,813,474
                                            ------------ -----------
                                             $23,934,256 $22,554,420
                                            ============ ===========

Note A: The December 28, 1996 Condensed Balance Sheet has been derived from the audited financial statements at that date but does not include all of the information and footnotes required for generally accepted accounting principles for complete financial statements.

               See notes to condensed financial statements



                            BURKE MILLS, INC.

     CONDENSED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                            (Unaudited)


                                     Thirteen Weeks Ended     Thirty-nine Weeks Ended
                                    Sept. 27     Sept. 28      Sept. 27     Sept. 28
                                      1997          1996          1997         1996
                                  -------------------------   ------------------------

Net Sales                         $ 9,873,517   $10,225,651   $30,375,453  $30,434,518
                                  -----------   -----------   -----------  -----------

Cost and Expenses
  Cost of Sales                     8,797,137     9,122,206    27,251,215   27,856,269
  Selling, General and
     Administrative Expenses          571,465       568,706     1,808,122    1,732,611
  Factor's Charges                     44,907        48,663       135,214      142,093
                                  -----------   -----------   -----------  -----------
        Total Costs and Expenses    9,413,509     9,739,575    29,194,551   29,730,973
                                  -----------   -----------   -----------  -----------

Operating Earnings                    460,008       486,076     1,180,902      703,545
                                  -----------   -----------   -----------  -----------

Other Income
  Interest Income                      37,573         9,557       100,293       17,206
  Gain on Disposal of
      Property Assets                      --        93,940            --       93,940
  Other, net                            2,186         1,963         3,296        4,083
                                  -----------   -----------   -----------  -----------
     Total                             39,759       105,460       103,589      115,229
                                  -----------   -----------   -----------  -----------

Other Expenses
  Interest Expense                    122,572       122,711       370,000      373,798
  Loss on Disposal of Property             --           --          4,243           --
                                  -----------   -----------   -----------  -----------
        Total                         122,572       122,711       374,243      373,798
                                  -----------   -----------   -----------  -----------

Income Before Provision
        for Income Taxes              377,195       468,825       910,248      444,976

Provision for Income Taxes
     (Credit)                         147,539       183,381       356,043      174,052
                                  -----------   -----------   -----------  -----------

Net Income (Loss)                     229,656       285,444       554,205      270,924

Retained Earnings at Beginning
of Period                           8,217,503     7,293,033     7,892,954    7,307,553
                                  -----------   -----------   -----------  -----------

Retained Earnings at End
     of Period                    $ 8,447,159   $ 7,578,477   $ 8,447,159  $ 7,578,477
                                  ===========   ===========   ===========  ===========

Earnings (Loss) Per Share         $       .08   $       .11   $       .20  $       .10
                                  ===========   ===========   ===========  ===========

Dividends Per Share of Common
     Stock                             None          None          None         None
                                       ====          ====          ====         ====

Weighted Average Common Shares
     Outstanding                    2,741,168     2,741,168     2,741,168    2,741,168
                                  ===========   ===========   ===========  ===========


                    See notes to condensed financial statements.


                            BURKE MILLS, INC.

                        STATEMENTS OF CASH FLOWS
                               (Unaudited)

                                              Thirty-nine Weeks Ended
                                                Sept. 27,   Sept. 28,
                                                  1997        1996
                                               ----------  -----------
Cash flows from operating activities
  Net income (loss)                            $  554,205  $  270,924
                                               ----------  -----------
  Adjustments to reconcile net income(loss)
    to net cash provided (used) by operating
    activities:
  Depreciation                                  1,167,322   1,109,780
  Loss on disposal of property assets               4,243     (93,940)
  Change in deferred income taxes                 356,044      18,375
  Changes in assets and liabilities:
    Accounts receivable                          (599,373) (1,533,197)
    Inventories                                   193,823    (326,579)
    Prepaid expenses and other current assets      (9,530)     44,838
    Prepaid and refundable income taxes             9,340          --
    Other assets                                 (145,772)     (1,542)
    Accounts payable                              494,570     595,477
    Accrued salaries, wages and vacation pay       83,967      85,669
    Other liabilities and accrued expenses         57,091      20,798
                                               ----------  -----------
               Total Adjustments                1,611,725     (80,321)
                                               ----------  -----------

Net cash provided (used) by operating
          activities                            2,165,930     190,603
                                               ----------  -----------

Cash flows from investing activities:
     Acquisition of property, plant and
          equipment                              (777,628)   (988,910)
                                               ----------  -----------
     Investment & advances -
          affiliated company                     (151,500)          --
                                               ----------  -----------

Net cash used by investing activities            (929,128)   (988,910)
                                               ----------  -----------

Cash flows from financing activities:
     Proceeds from long-term bank note                 --   1,670,663
     Principal payments of long-term debt              --    (850,341)
                                               ----------  -----------
Net cash provided by financing activities              --     820,322
                                               ----------  -----------

Net increase (decrease) in cash and
     cash equivalents                           1,236,802      22,015
Cash and cash equivalents at
     beginning of year                          2,157,428     834,833
                                               ----------  -----------

CASH AND EQUIVALENTS AT END OF
     THIRD QUARTER                             $3,394,230  $  856,848
                                               ==========  ===========

  See notes to condensed financial statements


                            BURKE MILLS, INC.

                 NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (Unaudited)


   NOTE 1 - BASIS OF PRESENTATION

               The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the thirty-nine week period ended September 27, 1997 are not necessarily indicative of the results that may be expected for the year ended January 3, 1998. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 28, 1996.


 NOTE 2 - STATEMENTS OF CASH FLOWS

                For the purposes of the statements of cash flows, the Company considers cash on hand, deposits in banks, interest bearing demand matured funds on deposit with factor, and all highly liquid debt instruments with a maturity of three months or less when purchased as cash and cash equivalents.

               FASB No. 95 requires that the following supplemental disclosures to the statements of cash flows be provided in related disclosures. Cash paid for interest for the thirty-nine weeks ended September 27, 1997 and September 28, 1996 was $370,035 and $391,292, respectively. No income taxes were paid during the thirty-nine weeks ended September 27, 1997 and September 28, 1996.


 NOTE 3 - OPERATIONS OF THE COMPANY

                The Company is engaged in twisting, texturing, winding, dyeing, processing and selling of filament, novelty and spun yarns, and in the dyeing and processing of these yarns for others on a commission basis.

                The Company's fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. Its fiscal quarters also end on the Saturday nearest to the end of the calendar quarter.



                            BURKE MILLS, INC.

                 NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (Unaudited)
                               (Continued)


 NOTE 4 - USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


 NOTE 5 - ACCOUNTS RECEIVABLE

          Accounts receivable are comprised of the following:

                                           September 27, December 28,
                                                1997         1996
                                             ----------  ------------
          Account current - Factor:
             Due from Factor on regular
               factoring account........     $3,251,311  $3,032,655
            Non-factored accounts
               receivable...............        546,273     165,556
                                             ----------  ------------
                                             $3,797,584  $3,198,211
                                             ==========  ============


 NOTE 6 - INVENTORIES

          Inventories are summarized as follows:

                                           September 27, December 28,
                                                1997         1996
                                             ----------  ------------
          Finished and in process....        $1,935,687   $2,191,957
          Raw Materials..............           730,674      709,099
          Dyes and Chemicals.........           411,741      394,335
          Other......................           178,880      155,414
                                             ----------  ------------
                                             $3,256,982   $3,450,805
                                             ==========  ============

 NOTE 7 - LINE OF CREDIT

                Pursuant to a loan agreement dated March 29, 1996, the Company secured a line of credit facility from its bank wherein it may borrow, repay and reborrow amounts from the line of credit facility for short-term working capital needs. The aggregate principal amount outstanding at any time under this loan my not exceed the lesser of $2,000,000 and the borrowing base (as defined). Interest on this loan facility is at a rate that varies with the Libor Rate and is payable on the last day of each month. There were no outstanding loans under this agreement as of September 28, 1997 or December 28, 1996.



                            BURKE MILLS, INC.

                 NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (Unaudited)
                               (Continued)

 NOTE 8 - LONG-TERM DEBT

                     On March 29, 1996, the Company entered into a new loan agreement with its bank providing for a term loan of
          $6,000,000 and, as discussed in Note 7 above, a line of credit facility of $2,000,000 for ongoing, short-term working capital needs. The new term loan refinanced two formerly existing term loans, and accordingly, all term obligations were consolidated into the one $6,000,000 obligation. This new loan is secured by (1) a first Deed of Trust on property and buildings located at the Company's manufacturing sites in North Carolina, (2) a first lien position on the new equipment and machinery installed at these manufacturing sites and (3) a first lien position on the existing machinery and equipment located at the Company's manufacturing sites.

                     Under the new term loan agreement, interest only will be payable monthly until February, 1998. Thereafter, principal maturities will be payable in the amount of $62,500 per month for ninety-six consecutive months plus interest at the fixed rate of 8.06%. In order to effect this fixed interest rate hedge, the bank converted its interest rate cap into a fixed rate loan by entering into a fixed rate hedge contract with the Company. Under this fixed  rate  hedge contract, the Company will pay  the  bank
          8.06% for the term of the contract. The floating rate (LIBOR plus 1.9%) that the Company will pay the bank will be equal to the floating rate that the bank's capital markets will pay to the Company. Whether LIBOR rates rise or fall over the life of the loan agreement, the Company will continue to pay the bank a fixed rate of 8.06% for the life of the contract, thereby creating a fixed loan.

                 Among other things, covenants include a debt service coverage ratio, a limit on annual property asset acquisitions exclusive of property acquired with the loan proceeds under this new loan agreement, the retirement or acquisition of the Company's capital stock in excess of a stated amount, the maintenance of a minimum tangible net worth which shall increase by a stated amount annually, a minimum quick ratio, and a maximum debt to tangible net worth ratio.



                            BURKE MILLS, INC.

                 NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (Unaudited)
                               (Continued)



NOTE 8 - LONG-TERM DEBT (Continued)

               The annual principal maturities of long-term debt at September 27, 1997 are as follows:

         Current portion                   $  500,000
         1998/1999           $  750,000
         1999/2000              750,000
         2000/2001              750,000
         2001/2002              750,000
         Thereafter           2,500,000     5,500,000
                              ---------    ----------
                                           $6,000,000
                                           ==========


NOTE 9 - INCOME TAXES

              The Company uses the liability method as required by FASB statement 109 "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

               The items which comprise deferred tax assets and liabilities are as follows:
                                         September 27,  December 28,
                                               1997         1996
                                           ----------   ------------
         Deferred Tax Assets:
         Alternative minimum taxes paid    $  608,825   $  608,825
         Net Operating loss carryforward       53,940      246,100
         Inventory capitalization              21,785        8,300
         Business credits                      11,585       11,585
         Contributions carryforward            12,634           --
                                           ----------   ------------
                                           $  708,769   $  874,810
                                           ==========   ============

         Deferred Tax Liabilities:
           Accelerated depreciation
                     for tax purposes      $2,193,303   $2,003,300
                                           ==========   ============


         Provision (credit) for income      Thirty-nine Weeks Ended
                     taxes consists of:   September 27, September 28,
            Deferred:                          1997         1996
                                            -----------------------
                Federal                     $  285,499  $  139,567
                State                           70,544      34,485
                                            ----------  -----------
                                            $  356,043  $  174,052
                                            ==========  ===========


                            BURKE MILLS, INC.

                 NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (Unaudited)
                               (Continued)


NOTE 10 - EMPLOYEE BENEFIT PLAN

               The Company is a participating employer in the Burke Mills,
          Inc. Savings and Retirement Plan and Trust which has been qualified under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to contribute a salary reduction amount of not less than 1% nor greater than 25% of the employee's salary. The salary reduction percentage must equal an increment of 1%. The employer may make a matching contribution for each employee out of current net profits or accumulated net profits (as defined), in an amount the employer may from time to time deem advisable. Based on the Company's profit sharing formula, no provision was required for matching contributions for the period ended September 27, 1997 and September 29, 1996.


NOTE 11 - CONCENTRATIONS OF CREDIT RISK

               Financial instruments which potentially subject the Company to concentration of credit risk consist principally of funds on deposit with the Company's factor and amounts due from the factor on receivables sold to the factor on a non-recourse basis. The receivables sold to the factor during a month generally have a maturity date on the 20th to the 25th of the following month, at which time the amount due the Company by the factor is transferred to matured funds on deposit with First Union National Bank. Matured funds of $2,934,000 will be transferred to First Union National Bank on October 21, 1997. The Company utilizes its matured funds and loans due to its bank arising from its Line of Credit facility on a continuous basis to replenish its cash in the bank for the payment of materials, labor, and overhead.


NOTE 12 - COMMITMENTS

          (a) The Company entered into a supply agreement, dated November 23, 1996, with its joint venture company, Fytek, S.A.D.E. C.V. to purchase twisted yarns. The company agrees to purchase approximately $1,800,000 of twisted yarn annually for the five years beginning on the startup date of the operation.



                            BURKE MILLS, INC.

                 NOTES TO CONDENSED FINANCIAL STATEMENTS
                               (Unaudited)
                               (Continued)


Note 12 - Commitments (Continued)

          (b) The Company entered into a supply agreement, dated November 19, 1996, with Fibras Quimicas, S.A. to purchase yarn. The Company agrees to purchase yarn based on the schedule below, beginning February 1, 1997, for a five year period.


                   Year 1          Approximately $2,600,000
                   Year 2          Approximately $6,400,000
                   Year 3          Approximately $7,100,000
                   Year 4          Approximately $7,700,000
                   Year 5          Approximately $7,700,000



NOTE 13 -

          In 1995, the Financial Accounting Standards Board issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No.121 in the first quarter of 1996 and such adoption did not have any effect on the financial statements for 1996 or for the thirty-nine weeks ended September 27, 1997.


NOTE 14 - EARNINGS PER SHARE

          Earnings per share are based on the net income divided by the weighted average number of common shares outstanding during the thirteen and thirty-nine week periods ended September 27, 1997 and September 28, 1996.



                            BURKE MILLS, INC.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS


Results of Operations
---------------------

1997 Compared to 1996
---------------------

      The following discussion should be read in conjunction with the information set forth under the Financial Statements and Notes thereto included elsewhere in the 10-Q.

                          RESULTS OF OPERATIONS

     The following table sets forth operating data of the Company as a percentage of net sales for the periods indicated below:


                                    Thirteen Weeks        Thirty-nine Weeks
                                        Ended                   Ended
                                 Sept. 27  Sept. 28      Sept. 27  Sept. 28
                                  -------   -------       -------   -------
Net Sales                          100.0%    100.0%        100.0%    100.0%
  Cost of Sales                     89.1      89.2          89.7      91.5
                                  -------   -------       -------   -------
  Gross Profit                      10.9      10.8          10.3       8.5
  Selling, General, Administrative
     and Factoring Costs             6.2       6.0           6.4       6.2
                                  -------   -------       -------   -------
  Operating Earnings                 4.7       4.8           3.9       2.3
  Interest Expense                   1.3       1.2           1.2       1.2
  Other (Income) - net              (0.4)     (1.0)         (0.3)     (0.4)
                                  -------   -------       -------   -------
  Income (Loss) before Income Taxes  3.8       4.6           3.0       1.5
  Income Taxes                       1.5       1.8           1.2       0.6
Net Income (Loss)                    2.3%      2.8%          1.8%      0.9%
                                  =======   =======       =======   =======


                   THIRTEEN WEEKS ENDED SEPTEMBER 27, 1997
             COMPARED TO THIRTEEN WEEKS ENDED SEPTEMBER 28, 1996


Net Sales
---------

     Net sales for the thirteen weeks ended September 27, 1997 (the third fiscal quarter), were $9,874,000, representing a 3.4% decrease compared to the third quarter 1996 sales of $10,226,000. Pounds shipped decreased by 4.4% compared to the third quarter of 1996. Although pounds shipped decreased by 4.4%, sales decreased by only 3.4% as a result of sales of higher priced yarns.


Cost of Sales and Gross Margin
------------------------------

     Cost of sales for the thirteen weeks ended September 27, 1997 decreased 3.6% on a sales decrease of 3.4%. The decrease in cost of sales was primarily due to a decline in sales and continuing improvements in the efficiency of the new dyeing equipment.



                            BURKE MILLS, INC.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS
                               (CONTINUED)


Cost of Sales and Gross Margin (Continued)
------------------------------

     As a result of an decrease in sales of 3.4% and a decrease in cost of sales of 3.6%, gross profits declined by 2.4% as compared to the third quarter of 1996.


Selling, General and Administrative Expenses
--------------------------------------------

     Selling, general, and administrative expenses for the third quarter increased by $3,000 or 0.005%.


Factor's Charges
----------------

     Factor's charges for the third quarter decreased by $4,000 or 7.7% as a result of lower sales and a larger percentage of non-factored sales.


Interest Expense
----------------

     Interest expense for the third quarter of 1997 was relatively constant, as compared to 1996. Interest expense for 1997 and 1996 resulted mainly from interest on the Company's long-term debt incurred to finance the 1995 dyeing expansion.


Interest Income
---------------

      Interest income for the third quarter of 1997 increased by $28,000, as compared to 1996. The increase was due to an increase in funds invested.


Income Before Provision for Income Taxes
----------------------------------------

     For the thirteen weeks ended September 27, 1997, income before provision for income taxes decreased by $92,000, as compared to the similar period of 1996, primarily as a result of the 1997 decrease in sales revenue offset by a gain on sales of assets of $94,000 in 1996 which did not reoccur in 1997.


Provision for Income Taxes
--------------------------

     For the thirteen weeks ended September 27, 1997, and September 28, 1996, the Company made provision for income taxes of $148,000 and $183,000, respectively, based on pre-tax income for 1997 of $377,000 and 1996 of $469,000. Income taxes as a percentage of pre-tax aggregated 39.1% for both the 1997 and 1996 periods.


                            BURKE MILLS, INC.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS
                               (CONTINUED)


            THIRTY-NINE WEEKS ENDED SEPTEMBER 27, 1997 COMPARED TO
                  THIRTY-NINE WEEKS ENDED SEPTEMBER 28, 1996


1997 Compared to 1996
---------------------

Net Sales
---------

     For the thirty-nine weeks ended September 27, 1997, net sales of $30,375,000 were relatively consistent with net sales of $30,435,000 in 1996.


Cost of Sales and Gross Margin
------------------------------

      Cost of sales for the thirty-nine weeks ended September 27, 1997 decreased by 2.2% on similar sales. The decrease in cost of sales was primarily due to continuing improvements in the efficiency of the new dyeing equipment. The improvements resulted in a decrease in material cost for the thirty-nine week period.

      As a result of a decrease in cost of sales of 2.2% on relatively the same sales volume, gross profit improved by 21.2%, as compared to the like period of 1996.


Selling, General and Administrative Expenses
--------------------------------------------

      Selling, general and administrative expenses for the thirty-nine weeks increased $76,000, or 4.4%. The increase is primarily due to increases in professional services, travel expenses and insurance cost.


Factor's Charges
----------------

      Factor's charges for the thirty-nine weeks decreased by $7,000 as a result of a larger percentage of non-factored sales.


Interest Expense
----------------

      Interest expense for the thirty-nine weeks of 1997 was relatively constant, as compared to 1996. Interest for 1997 and 1996 resulted mainly from interest on the Company's long-term debt incurred to finance the 1995 dyeing expansion.


                            BURKE MILLS, INC.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS
                               (CONTINUED)


Interest Income
---------------

      Interest  income for the thirty-nine weeks increased by $83,000  as
compared  to  1996.   The  increase was due  to  an  increase  in  funds
invested.


Income before Provision for Income Taxes
----------------------------------------

      For the thirty-nine weeks ended September 27, 1997, income before provision for income taxes increased to $910,000, compared to $445,000 in 1996, primarily as a result of reduced cost of sales.


Provision for Income Taxes
--------------------------

    For the thirty-nine weeks ended September 27, 1997 and September 28, 1996, the Company made provision for income taxes of $356,000 and $174,000, respectively, based on pre-tax income for 1997 of $910,000 and 1996 of $445,000. Income taxes as percentage of pre-tax income aggregated 39.1% for both the 1997 and 1996 periods.


Subsequent Matters
------------------

      The Company's joint venture company, Fytek, S.A. de C.V., should begin production in the fourth quarter of 1997. The joint venture will not be in full production immediately but will scale up production over the next six months. The Company does not expect a material effect on its earnings in the fourth quarter resulting from the startup of the joint venture.

      Currently, the outlook for the remainder of 1997 is driven by a number of uncertainties that could possibly have an impact on future operating results. The continuing pressures in the market for lower prices impacts the Company's efforts to increase market share and generate targeted profit levels. The current economic forecast indicates moderate growth in durable goods for the remainder of 1997. This definitely impacts the Company's efforts in both the automotive and home furnishings industries.

     However, the Company is optimistic that the majority of the technical issues relative to the new dyeing installation have been solved. This should enable the Company to establish an increased market presence in the future.



                            BURKE MILLS, INC.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS
                               (CONTINUED)


Liquidity and Capital Resources
-------------------------------

      The Company sells a substantial portion of its accounts receivable to a commercial factor so that the factor assumes the credit risk for these accounts and effects the collection of the receivables. The Company may borrow from First Union National Bank based on a $2,000,000 line of credit from the recent long-term loan agreement which borrowings are secured by the outstanding credit balance at the factor. As of September 27, 1997, the Company had $3,251,000 due from the factor with a net of $2,934,000 to mature on October 21, 1997.

      The Company entered into a new loan agreement effective March 29, 1996 providing for a term loan of $6,000,000 and a working capital facility of $2,000,000. Under the provisions of the loan agreement, the Company may borrow up to $2,000,000 for seasonal working capital requirements using the credit balance due from the factor as security.

       The Company's working capital at September 27, 1997 aggregated $8,508,000, representing a working capital ratio of 4.0 to 1 compared with a working capital of $8,167,000 at December 28, 1996 and a working capital ratio of 5.7 to 1.

     As a measure of current liquidity, the Company's quick position (cash, cash equivalents and receivables over current liabilities) discloses the following at September 27, 1997:

     Cash, cash equivalents and receivables...........  $7,192,000
     Current liabilities..............................   2,873,000
                                                        ----------
     Excess of quick assets over current liabilities..  $4,319,000
                                                        ==========

       The  Company  believes  that  its  cash,  cash  equivalents   and
receivables,  and  its  factoring  and  credit  arrangements   will   be
sufficient to finance its operations for the next 12 months.

      The results of operations of the Company for the periods discussed have not been significantly affected by inflation.

     During the thirty-nine weeks of 1997, the Company acquired and made deposits on new machinery and equipment of approximately $778,000 as set forth in the accompanying statement of cash flows. For the balance of 1997, the Company anticipates the acquisition of machinery and equipment of approximately $222,000 which, together with the acquisitions and deposits on acquisitions incurred to September 27, 1997, will aggregate an anticipated acquisition of new machinery of approximately $1,000,000 in 1997.


                            BURKE MILLS, INC.


                       PART II - OTHER INFORMATION





Item 6 - Exhibits and Reports on 8-K

         (a)  Exhibits - Financial Data Schedule


         (b) Reports on Form 8-K - No report on Form 8-K has been filed during the thirteen weeks September 27, 1997.




                            BURKE MILLS, INC.




                               SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of

1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.






                                         BURKE MILLS, INC.
                                           (Registrant)




Date:  November 11, 1997              /s  Charles P. McCamy
                                         Charles P. McCamy
                                            (President)



Date:  November 11, 1997              /s  Thomas I. Nail
                                         Thomas I. Nail
                                       (Vice President Finance)
                                       (Principal Accounting Officer)
                                       (Principal Financial Officer)

